SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayer’s Roll/Treasury Department [CNPJ/MF] No. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS EXTRAORDINARY MEETING

HELD ON 06 DECEMBER 2011

Date, Time and Place: 06 December 2011, at 08:30 AM, at the Company’s registered office, located at Avenida Jurandir No. 856, Lot 04, 1st floor, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum:  Attendance of all members of the Board of Directors. Board: President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and Decisions: With the absence of Board Directors Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, André Esteves and Marco Antonio Bologna, taking into account the fact of related persons having interests related to the matter to be discussed and decided, it was decided by all other Directors the following decisions: (a) To propose and recommend to the General Meeting, due to the already recommended association with LAN Airlines S.A. (“LAN”), the acceptance of the share swap agreement with cancellation of the Open Capital Company Registration and consequent cancellation of the Companies issued shares and shares certificate records before BM&FBOVESPA and NYSE; (b) To indicate, pursuant to Articles of Association and Item 10.1.1 of the Level 2 Regulation, BM&FBOVESPA, the following expert institution, for the elaboration of the Company’s share appraisal report and the exchange relation noticed in the share swap agreement object of the aforementioned public offer: (i) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., financial institution having its registered office at Al. Itu, 852, 16th floor, City of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No. 00.697.097/0001-33; (ii) Banco Santander S.A., financial institution having its registered office at Rua Amador Bueno, 474, in the city of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No 90.400.888/0001-42; and (iii) Jefferies & Company, Inc., financial institution having its registered office at 520 Madison Avenue, New York, United States of America; (c) Furthermore, whereas this Board of Directors received from LAN, in the capacity of offeror, the attached appraisal report (exempted publication) prepared by Banco Bradesco BBI S.A., financial institution having its registered office at Cidade de Deus, s/n., in the City of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No 06.271.464/0001-19 (“Bradesco”), for the purposes provided by art. 4, §4, Law No. 6.404/76, as amended, to present such report to the Company’s shareholders in order to them, at the General Assembly: (i) choose one of three appraisers above mentioned to prepare the appraisal report, or (ii) choose Bradesco and, in such case the appraisal report prepared by it for LAN shall also be used for purposes of public offering aforementioned, alternative recommended by the Board due to the precision and accuracy of such report and in favor of process speed for the offer; (d) To call an Extraordinary Meeting to decide on matters above mentioned, in compliance with as follows: (i) Bradesco appraisal report must be available to shareholders at the Company’s registered office since its first publication in the Notice of Meeting; (ii) quorum of the Meeting, pursuant to provisions on Articles of Association shall be in the first (1st) call of shareholders representing at least 20% (twenty percent) of outstanding shares and (2) on second call, of any number of shareholders. Closure: Nothing further to discuss, work were closed and this minute was drafted, which was read and signed by all. São Paulo, 06 December 2011. (signed) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Waldemar Verdi Júnior, André Esteves and Emilio Romano. This is a true copy of minutes drafted in meeting’s book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.